SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                         (Amendment No. ____________)1

                        Bimini Mortgage Management, Inc.

                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09031E400
            ---------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 17, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   / /   Rule 13d-1(b)
                   /X/   Rule 13d-1(c)
                  / /    Rule 13d-1(d)


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Jeffrey A. Miller
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)     0
                                                                                        (b)    |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
--------------------------------------------------------------------------------------------------------------------
     NUMBER OF             SOLE VOTING POWER                                                                       0
      SHARES        5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                             1,332,100
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                                  0
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                        1,332,100
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,332,100
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      6.7%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                IN
12.
--------------------------------------------------------------------------------------------------------------------

                                                 *SEE INSTRUCTION BEFORE FILLING OUT!




--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Eric D. Jacobs
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)     0
                                                                                        (b)    |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America
4.
--------------------------------------------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER                                                                       0
     SHARES         5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
     PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                             1,332,100
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                                  0
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                        1,332,100
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,332,100
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      6.7%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                IN
12.
--------------------------------------------------------------------------------------------------------------------

                                                 *SEE INSTRUCTION BEFORE FILLING OUT!



                                      -3-





--------------------------------------------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Miller & Jacobs Capital, L.L.C.
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)  13-3920489
--------------------------------------------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2.
                                                                                        (a)  0
                                                                                        (b)  |X|
--------------------------------------------------------------------------------------------------------------------
        SEC USE ONLY
3.
--------------------------------------------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION        U.S. Virgin Islands
4.
--------------------------------------------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER                                                                       0
      SHARES        5.
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
     PERSON WITH
--------------------------------------------------------------------------------------------------------------------
                          SHARED VOTING POWER                                                             1,332,100
                    6.
--------------------------------------------------------------------------------------------------------------------
                          SOLE DISPOSITIVE POWER                                                                  0
                    7.
--------------------------------------------------------------------------------------------------------------------
                          SHARED DISPOSITIVE POWER                                                        1,332,100
                    8.
--------------------------------------------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      1,332,100
9.

--------------------------------------------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10.     CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                      6.7%
11.
--------------------------------------------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON*                                                                                CO
12.
--------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTION BEFORE FILLING OUT


                                      -4-

Item 1(a).        Name of Issuer:

                           Bimini Mortgage Management, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3305 Flamingo Drive, Suite 100
                           Vero Beach, FL  32963

Item 2(a).        Name of Persons Filing:

                           Jeffrey A. Miller
                           Eric D. Jacobs
                           Miller & Jacobs Capital, L.L.C.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                           The principal business address of the Reporting
Persons is:

                           P.O. Box 26039 Gallows Bay Station
                           Christiansted, St. Croix, USVI 00824


Item 2(c).        Citizenship:

                           Jeffrey A. Miller:  United States of America
                           Eric D. Jacobs:  United States of America
                           Miller & Jacobs Capital, L.L.C. is organized in the U.S. Virgin Islands

Item 2(d).        Title of Class of Securities:

                           Common Stock, $0.001 par value per share

Item 2(e).        CUSIP Number:

                           09031E400

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
     (c), check whether the person filing is a: Not Applicable

                      (a)           [ ] Broker or dealer registered under
                                    Section 15 of the Exchange Act;

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

                      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

                      (d)           [ ] Investment Company registered under
                                    Section 8 of the Investment Company Exchange
                                    Act;

                      (e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                      (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

                      (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

                      (i) [ ] Church Plan that is excluded from the definition of an Investment Company under
                                    Section 3(c)(14) of the Investment Company
                                    Act;

                      (j)           [ ] Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).



Item 4.           Ownership.

                  A. Jeffrey A. Miller

                  (a)  Amount beneficially owned:                                                  1,332,100
                  (b)  Percent of Class:                                                                 6.7%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                             1,332,100
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                1,332,100


                  B. Eric D. Jacobs

                  (a)  Amount beneficially owned:                                                  1,332,100
                  (b)  Percent of Class:                                                                 6.7%
                  (c)   Number of shares as to which such person has:



                                      -6-




                      (i)  Sole power to vote or direct the vote:                                         0
                      (ii) Shared power to vote or to direct the vote:                             1,332,100
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                1,332,100


                  C. Miller & Jacobs Capital, L.L.C.

                  (a)  Amount beneficially owned:                                                  1,332,100
                  (b)  Percent of Class:                                                                 6.7%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                          0
                      (ii) Shared power to vote or to direct the vote:                             1,332,100
                      (iii)Sole power to dispose or direct the disposition of:                             0
                      (iv) Shared power to dispose or to direct the disposition of:                1,332,100




         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller, Eric D. Jacobs, and Miller & Jacobs Capital, L.L.C. beneficially own 1,332,100 shares of the Issuer's Common Stock ("Common Stock"), representing 6.7% of the Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Common Stock, but they do indirectly own 1,332,100 shares of Common Stock in their capacity as the sole managers and members of Miller & Jacobs Capital, L.L.C., a Virgin Islands limited liability company ("MJC"), which in turn (a) serves as the general partner for Acadia Fund I, L.P., a Delaware limited partnership ("Acadia LP"), (b) serves as a sub-advisor with discretionary investment advisory authority for Acadia Life International, a Bermuda corporation ("Life"), (c) serves as a sub-advisor with discretionary investment advisory authority for Avant Garde Investment, Ltd., a British Virgin Islands corporation ("Avant Garde"), (d) serves as investment manager for Cerulean Partners, Ltd., an exempt company incorporated in the Cayman Islands ("Cerulean"), (e) serves as the general partner for Acadia Fund II, L.P., a Delaware limited partnership ("Acadia II LP"), (f) serves as investment manager for Acadia Fund II, Ltd., an exempt company incorporated in the Cayman Islands ("Acadia II Ltd.") and (g) provides discretionary investment management services to Cornerstone Partners, a privately managed account.

Item 5.           Ownership of Five Percent or Less of a Class.

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                           Each of Acadia LP, Cerulean, Life, Avant Garde, Acadia II LP, Acadia II Ltd. and Cornerstone Partners have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable



Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 2004


                                          /s/ Jeffrey A. Miller
                                          --------------------------------------
                                          Jeffrey A. Miller



                                          /s/ Eric D. Jacobs
                                          --------------------------------------
                                          Eric D. Jacobs



                                          MILLER & JACOBS CAPITAL, L.L.C.


                                          By:  /s/ Jeffrey A. Miller
                                               ---------------------------------
                                          Name:   Jeffrey A. Miller
                                          Title:  Managing Member






                                  EXHIBIT INDEX


Exhibits
--------
1. Joint Filing Agreement, dated December 22, 2004, amongst Jeffrey A. Miller, Eric D. Jacobs, and Miller & Jacobs Capital, L.L.C.

                                    EXHIBIT 1
                                    ---------



                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Bimini Mortgage Management, Inc., is filed jointly, on behalf of each of them.

Dated:  December 22, 2004


                                          /s/ Jeffrey A. Miller
                                          --------------------------------------
                                          Jeffrey A. Miller



                                          /s/ Eric D. Jacobs
                                          --------------------------------------
                                          Eric D. Jacobs



                                          MILLER & JACOBS CAPITAL, L.L.C.


                                          By:  /s/ Jeffrey A. Miller
                                               ---------------------------------
                                          Name:   Jeffrey A. Miller
                                          Title:  Managing Member